FS Investment Solutions, LLC Exemption Report

FS Investment Solutions, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company will operate pursuant to the exemptive provision SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule).

(2) The Company also operates in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A #8 of the related FAQ issued by the SEC staff. The Company will not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) will not carry accounts of or for customers and (3) will not carry PAB accounts.

(3) The Company's business activities are and will remain as (1) private placement of securities, (2) other registered and non-registered securities via subscription basis, (3) act as a wholesaler or distributor representing affiliated and non-affiliated issuers of securities to other broker-dealers (4) mutual underwriter or sponsor and (5) underwriter or selling group participant (corporate securities other than mutual funds) on a best efforts and firm commitment basis. The Company's underwriting activities will be limited to solely referring potential customers to the lead underwriter.

Lisa Detwiler

FS Investment Solutions, LLC

I, _Lisa Detwiler_, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Lisa Detwiler, Esq.
General Counsel

February 28, 2025



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Report of Independent Registered Public Accounting Firm

The Directors and Management of FS Investment Solutions, LLC

We have reviewed management's statements, included in the accompanying FS Investment Solutions, LLC Exemption Report, in which FS Investment Solutions, LLC (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k):(2)(i) (the "exemption provision")

(2) The Company met the identified exemption provision of §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2024 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to : (1) private placement of securities, (2) other registered and non-registered securities via subscription basis, (3) act as a wholesaler or distributor representing affiliated and non-affiliated issuers of securities to other broker-dealers (4) mutual underwriter or sponsor and (5) underwriter or selling group participant (corporate securities other than mutual funds) on a best efforts and firm commitment basis and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2025